Exhibit 99.1

press release

ArcelorMittal announces the completion of its US$1 billion share buyback program

26 April 2022, 17:00 CET

ArcelorMittal (the ‘Company’) today announces that it has completed its US$1 billion share buyback program announced on 11 February 2022 under the authorization given by the annual general meeting of shareholders of 8 June 2021.

By market close on 25 April 2022, ArcelorMittal had repurchased 31,751,960 shares for a total value of €910,760,633.77 (equivalent to US$999,999,973.17) at an approximate average price per share of €28.68. All details are available on the Company’s website at: https://corporate.arcelormittal.com/investors/equity-investors/share-buyback-program

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2021, ArcelorMittal had revenues of $76.6 billion and crude steel production of 69.1 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit	+33 171 921 026
E-mail	investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications

Paul Weigh
Tel:	+44 20 3214 2419
E-mail:	press@arcelormittal.com